COHEN & STEERS INFRASTRUCTURE FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

August 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel and Tony Burak, Staff Accountant

Re:	Cohen & Steers Infrastructure Fund, Inc.
Registration Statement on Form N-14
File Numbers: 333-232396; 811-21485

Ladies and Gentlemen:

On behalf of Cohen & Steers Infrastructure Fund, Inc. (“UTF” or the “Registrant”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) under the Securities Act to UTF’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2019 (the “Registration Statement”).

Amendment No. 1 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Dana DeVivo by John Grzeskiewicz of the Staff and to Margaret Mo by Tony Burak of the Staff via telephone on July 26, 2019 and July 16, 2019, respectively. For the convenience of the Staff, these comments have been restated below in their entirety. UTF’s response follows each comment. References in the responses to UTF’s combined prospectus/proxy statement (the “Prospectus/Proxy”) or statement of additional information are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other stylistic and clarifying changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Securities and Exchange Commission

August 14, 2019

PROSPECTUS/PROXY

Summary- Additional Investment Activities

1.

Staff Comment: Under Foreign (Non-U.S.) Companies, please change “will invest” to “invests” in the following sentence, “Under normal market conditions, INB will invest significantly (at least 40%—unless market conditions are not deemed favorable by the Investment Manager, in which case the Fund would invest at least 30%) in companies organized or located outside the United States or doing a substantial amount of business outside the United States, including direct investments in securities of such issuers and investments in depositary receipts (such as ADRs) that represent indirect interests in securities of foreign issuers.”

Response: The requested change had been made. The sentence has been revised as follows (new language denoted by underline): “Under normal market conditions, INB invests significantly (at least 40%—unless market conditions are not deemed favorable by the Investment Manager, in which case the Fund would invest at least 30%) in companies organized or located outside the United States or doing a substantial amount of business outside the United States, including direct investments in securities of such issuers and investments in depositary receipts (such as ADRs) that represent indirect interests in securities of foreign issuers.”

2.

Staff Comment: Under Derivatives Transactions, please explain to what extent each Fund is currently involved in strategic transactions and derivatives. Is one Fund more involved in derivatives transactions than the other?

Response: The requested change had been made. The following paragraph has been added under Derivatives Transactions:

“While both Funds have the ability to engage in Derivatives Transactions, typically INB has more exposure to Derivatives Transactions than UTF, due to its utilization of a Covered Call Strategy. UTF, on the other hand, does not utilize a Covered Call Strategy and has historically only engaged periodically in Derivatives Transactions.”

3.

Staff Comment: Under Other Investment Companies, please explain to what extent each Fund is investing in other investment companies currently and whether one Fund invests more in other investment companies than the other Fund.

Response: The requested change had been made. The following paragraph has been added under Other Investment Companies:

Securities and Exchange Commission

August 14, 2019

“While both Funds have the ability to invest in other investment companies to the extent permitted by Section 12(d)(1) of the 1940 Act, neither Fund invests significantly in other investment companies. As of June 30, 2019, investments in other investment companies represented 1.59% of INB’s managed assets and 1.43% of UTF’s managed assets.”

Summary- Investment Risks

4.	Staff Comment: Please include a discussion related to the overall risk levels of both Funds. Are the risk levels relatively similar or, if not, which Fund has a higher risk level?

Response: The requested change had been made. The following paragraph has been added under “Investment Risks”:

“Although the Funds have similar risk profiles, due to certain differences in the principal investment strategies of each Fund, the overall risk profile of each Fund is not the same. Although both Funds can invest in Derivatives Transactions, the Acquired Fund employs a Covered Call Strategy (as described above under the section entitled, “Comparison of Investment Strategies – Additional Investment Activities”), which could subject its investors to greater risks associated with Derivatives Transactions than the Acquiring Fund. The Acquired Fund could also be subject to greater risks associated with restricted and illiquid securities due to being able to invest up to 15% of its managed assets in restricted and illiquid securities while the Acquiring Fund may only invest up to 10% of its managed assets in illiquid securities. The Acquiring Fund could be subject to greater risks associated with investments in infrastructure companies due to its principal investment strategy to invest at least 80% of its managed assets in securities issued by infrastructure companies, which consists of utilities, pipelines, toll roads, airports, railroads, ports, telecommunications companies and other infrastructure companies. For a more detailed comparison of the Funds’ investment objectives, principal investment policies and restrictions, and risks, please see Appendix C. The investment strategies, policies and restrictions of UTF will be the same for the combined Fund.”

Portfolio Securities

Securities and Exchange Commission

August 14, 2019

5.

Staff Comment: Page 28 of the Registration Statement states that approximately 2/3rds of INB’s portfolio is expected to be sold off in connection with the Reorganization; please add additional disclosure related to this. Specifically, please disclose any transaction costs borne by the targeted Fund’s shareholders (total dollar amount and a per share amount) as well as include estimates of any possible realized gains realized by the target Fund’s shareholders (total dollar amount and a per share amount).

Response: The requested changes have been made. The following paragraph has been added under “Portfolio Securities”

In connection with the Reorganization, approximately two-thirds (2/3) of INB’s portfolio is expected to be sold off. Based on the portfolio values at July 25, 2019, it is estimated that capital gains of up to $14.7 million or $0.64 per share will be recognized in connection with the Reorganization. It is estimated that these capital gains will be distributed to shareholders as part of the Fund’s regular monthly distribution in connection with INB’s managed distribution plan. Estimated transaction costs of approximately $176,000 or $0.008 per share will also be incurred.

Capitalization

6.

Staff Comment: The Capitalization table currently includes a column of pro forma adjustments. Please include two footnotes to explain what these adjustments represent (e.g., payment of Reorganization costs, share adjustment, etc.).

Response: The requested changes have been made. The following footnotes have been added under “Pro Forma Combined Capitalization Table”.

Securities and Exchange Commission

August 14, 2019

Pro Forma Combined Capitalization Table

As of May 31, 2019 (Unaudited)

	INB	UTF	Pro Forma Adjustments	Pro Forma Combined Fund (UTF)
Total Net Assets	$211,472,251	$2,178,228,110	($363,500)(1)	$2,389,336,861

Shares of Common Stock Outstanding	23,142,068	85,319,794	(14,858,848)(2)	93,603,014

Net Asset Value	$9.14	$25.53	—	$25.53

(1) Non-recurring estimated Reorganization expenses of approximately $363,500 of which $37,000 is attributable to INB and $326,500 is attributable to UTF.

(2) Reflects adjustment to the number of UTF Common Shares outstanding as a result of the Reorganization.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page- Financial Statements

7.   Staff Comment: On the cover page of the SAI, number 2 under Financial Statements states that the Annual Report to Stockholders for the Fiscal Year Ended December 31, 2018 was filed on March 8, 2013. Please update March 8, 2013 to the correct date.

Response: The Registrant has changed “March 8, 2013,” to the correct date of March 11, 2019.

General

8.   Staff Comment: Please confirm that the Registrant will be filing a Tax Opinion.

Response: The Registrant confirms that it intends to file a Tax Opinion following the closing of the Reorganization.

Securities and Exchange Commission

August 14, 2019

*    *    *    *    *

We hope the Staff finds this letter and the revisions in Amendment No. 1 responsive to comments on the Registration Statement. The Fund would like the Registration Statement to be declared effective on August 21, 2019, and, thus, we would appreciate a prompt review by the Staff of Amendment No. 1. Should members of the Staff have any questions or comments regarding Amendment No. 1, they should call the undersigned at (212) 796-9347.

Sincerely yours,

/s/  Dana A. DeVivo

Dana A. DeVivo

Secretary and Chief Legal Officer